PHILLIPS NIZER LLP
                                666 Fifth Avenue
                               New York, NY 10103
                                Tel: 212-977-9700
                                Fax: 212-262-5152

                                                                 October 4, 2006


VIA EDGAR

Securities and Exchange Commission
Washington, DC  20549-7010

Attn:    Ibolya Ignat, Staff Accountant
         Mail Stop 6010

         Re:      Healthcare Technologies Ltd.
                  Annual Report on Form 20-F for Fiscal Year
                  Ended December 31, 2005
                  Filed on June 29, 2006
                  File No. 000-17799
                  ------------------------------------------

Ladies and Gentlemen:

     On behalf of our client, Healthcare Technologies Ltd., an Israeli corporation (the "Company"), we have set forth below the Company's responses to the Staff's comment letter dated August 25, 2006 with respect to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2005. The Staff's comments have been reproduced (in bold) below and are immediately followed by the Company's responses thereto.

     THE INCLUSION OF THE AUDITED FINANCIAL STATEMENTS FOR SAVYON DIAGNOSTICS LTD. FOR ONE YEAR ONLY DOES NOT APPEAR TO BE IN COMPLIANCE WITH RULE 3-09 OF REGULATION S-X. RULE 3-09 STATES THAT THE FINANCIAL STATEMENTS REQUIREMENTS FOR SIGNIFICANT CONSOLIDATED SUBSIDIARIES OR 50%-OR-LESS-OWNED ENTITIES ARE THE SAME AS THOSE REQUIRED FOR A REGISTRANT AND SHOULD MEET THE FORM AND CONTENT REQUIREMENTS OF REGULATION S-X. TWO YEARS OF BALANCE SHEETS AND THREE YEARS OF INCOME STATEMENTS, CASH FLOW STATEMENTS, AND STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY SHOULD BE INCLUDED IN THE FILING. FOR FISCAL YEARS WHERE EITHER THE FIRST OR THIRD CONDITION OF RULE 1-02(W) OF REGULATION S-X SUBSTITUTING 20 PERCENT FOR 10 PERCENT ARE NOT MET MAY, HOWEVER, BE UNAUDITED. PLEASE TELL US HOW YOUR FILING COMPLIES WITH RULE 3-09 REQUIREMENTS.

Securities and Exchange Commission
September __, 2006
Page 2

     The Company intends to file an amendment to the Form 20-F to include audited financial statements for Savyon as at and for the fiscal year ended December 31, 2005 and unaudited financial statements as at December 31, 2004 and for the two fiscal years ended December 31, 2004. The financial statements as at December 31, 2004 and for the two fiscal years ended December 31, 2004 will be unaudited as the 1st and 3rd conditions of Rule 1-02(w) of Regulation S-X were not met at the 20% level for those years. Savyon is in the process of editing its' financial statements for fiscal 2004 to comply with the requirements of Regulation S-X and expects to be able to file the Amendment to the Form 20-F during the week of October 16, 2006.

     PLEASE EXPLAIN TO US WHY SAVYON'S "NET SALES" AND "GROSS PROFIT" FOR 2004 AS SHOWN IN THE NOTE 2.F OF YOUR 2005 FORM 20-F DIFFERS FROM THE AMOUNTS SHOWN IN YEAR 2004 FORM 20-F.

     There were errors in Note 2f. of the 2005 Form 20-F with respect to Savyon's 2004 "net sales" and "gross profit," which will be corrected in the amended Form 20-F. In addition, Note 2f. will be revised to reflect certain final classifications (mainly balance sheet classifications) for Savyon's 2004 financial statements, which were finalized after the Form 20-F was originally filed with the SEC. These final classifications do not affect the Company's Balance Sheet, Statements of Operations or Statements of Changes in Shareholders Equity since Savyon is presented on an equity basis.

     The Company hereby acknowledges that:

          o the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

          o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

          o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If you have any questions concerning the foregoing responses, please contact the undersigned at 212-841-0700.


                                                              Very truly yours,

                                                              /s/ Brian Brodrick

                                                              Brian Brodrick